UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Results of Operations
Furnished as part of this Form 6-K are the “NCL Corporation Ltd. Consolidated Statements of Operations,” and “Non-GAAP Financial Measures” for each of the three months ended March 31, 2005, March 31, 2006, June 30, 2005, September 30, 2005 and December 31, 2005; for the six months ended June 30, 2005, for the nine months ended September 30, 2005 and for the year ended December 31, 2005.
These NCL Corporation Ltd. Consolidated Statements of Operations and Non-GAAP Financial Measures are being furnished for informational purposes to reflect the retrospective application of the change in our method of accounting for dry-docking costs from the deferral method to the direct expense method. In addition, certain prior period balances have been reclassified to conform to our current year’s presentation.

NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

			Three months ended
	March 31,		June 30,	September 30,	December 31,
	2005	2006	2005	2005	2005
Revenues
Passenger ticket revenues	$254,320	$304,712	$273,167	$367,867	$289,126
Onboard and other revenues	94,711	117,824	100,646	127,114	109,203

Total revenues	349,031	422,536	373,813	494,981	398,329

Cruise operating expenses
Commissions, transportation and other	66,995	86,999	71,657	95,737	84,529
Onboard and other	28,137	37,556	33,113	45,031	32,088
Payroll and related	65,685	90,340	80,392	86,773	90,771
Fuel	22,523	37,773	27,264	31,766	37,859
Food	21,326	22,368	21,855	25,839	25,085
Ship charter costs	7,439	6,467	7,522	7,032	6,610
Other operating	44,103	53,322	56,244	56,141	55,441

Total cruise operating expenses	256,208	334,825	298,047	348,319	332,383

Marketing, general and administrative expenses	55,089	57,942	56,053	58,118	55,980
Depreciation and amortization	18,533	26,879	18,824	23,349	24,909

Total operating expenses	329,830	419,646	372,924	429,786	413,272

Operating income (loss)	19,201	2,890	889	65,195	(14,943)

Non-operating (income) expense
Interest income	(728)	(863)	(1,442)	(1,602)	(1,031)
Interest expense, net of capitalized interest	17,032	28,842	17,016	25,192	27,766
Other (income) expense, net	(4,338)	3,707	(15,287)	413	(8,884)

Total non-operating expense	11,966	31,686	287	24,003	17,851

Net income (loss)	$7,235	$(28,796)	$602	$41,192	$(32,794)

See accompanying notes.

NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Six months ended	Nine months ended	Year ended
	June 30,	September 30,	December 31,
	2005	2005	2005
Revenues
Passenger ticket revenues	$527,487	$895,354	$1,184,480
Onboard and other revenues	195,357	322,471	431,674

Total revenues	722,844	1,217,825	1,616,154

Cruise operating expenses
Commissions, transportation and other	138,652	234,389	318,918
Onboard and other	61,250	106,281	138,369
Payroll and related	146,077	232,850	323,621
Fuel	49,787	81,553	119,412
Food	43,181	69,020	94,105
Ship charter costs	14,961	21,993	28,603
Other operating	100,347	156,488	211,929

Total cruise operating expenses	554,255	902,574	1,234,957

Marketing, general and administrative expenses	111,142	169,260	225,240
Depreciation and amortization	37,357	60,706	85,615

Total operating expenses	702,754	1,132,540	1,545,812

Operating income	20,090	85,285	70,342

Non-operating (income) expense
Interest income	(2,170)	(3,772)	(4,803)
Interest expense, net of capitalized interest	34,048	59,240	87,006
Other (income) expense, net	(19,625)	(19,212)	(28,096)

Total non-operating expense	12,253	36,256	54,107

Net income	$7,837	$49,029	$16,235

See accompanying notes.

NCL Corporation Ltd.
Notes to Consolidated Statements of Operations
(unaudited)
Reclassifications
Certain prior period balances have been reclassified to conform to our current year’s presentation.
Change in Dry-docking Expenses
During the second quarter of 2006, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period to a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. We view this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed in determining which costs related to dry-docking activities should be deferred and amortized over a future period. We have adopted this change in accounting policy in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”, which requires that we report changes in accounting policy by retrospectively applying new policies to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, we have adjusted our previously reported financial information for all periods presented for this change in the method of accounting for dry-docking costs. As a result of the change in the method of accounting for dry-docking costs to the direct expense method, we have classified such costs as other operating expenses in our consolidated statements of operations consistent with our method of expensing repairs and maintenance costs. The effects of this change in accounting policy were as follows (in thousands of dollars):

			Three months ended
	March 31,		June 30,	September 30,	December 31,
	2005	2006	2005	2005	2005
Net income (loss) as previously reported	$5,986	$(28,111)	$5,381	$36,556	$(28,767)
Increase (decrease) to previously reported net income (loss)	1,249	(685)	(4,779)	4,636	(4,027)

Net income (loss)	$7,235	$(28,796)	$602	$41,192	$(32,794)

	Six months ended	Nine months ended	Year ended
	June 30,	September 30,	December 31,
	2005	2005	2005
Net income as previously reported	$11,367	$47,923	$19,156
(Decrease) increase to previously reported net income	(3,530)	1,106	(2,921)

Net income	$7,837	$49,029	$16,235

Non-GAAP Financial Measures
The following tables set forth unaudited selected statistical information:
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

			Three months ended
	March 31,		June 30,	September 30,	December 31,
	2005	2006	2005	2005	2005
Passenger ticket revenues	$254,320	$304,712	$273,167	$367,867	$289,126
Onboard and other revenues	94,711	117,824	100,646	127,114	109,203

Total revenues	349,031	422,536	373,813	494,981	398,329

Less:
Commissions, transportation and other	66,995	86,999	71,657	95,737	84,529
Onboard and other	28,137	37,556	33,113	45,031	32,088

Net revenues	$253,899	$297,981	$269,043	$354,213	$281,712

Capacity Days	1,643,584	1,894,548	1,662,686	1,927,226	1,938,544
Gross Yields	$212.36	$223.03	$224.82	$256.84	$205.48
Net Yields	$154.48	$157.28	$161.81	$183.79	$145.32
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

			Three months ended
	March 31,		June 30,	September 30,	December 31,
	2005	2006	2005	2005	2005
Total cruise operating expenses	$256,208	$334,825	$298,047	$348,319	$332,383

Marketing, general and administrative expenses	55,089	57,942	56,053	58,118	55,980

Gross Cruise Costs	311,297	392,767	354,100	406,437	388,363

Less:
Commissions, transportation and other	66,995	86,999	71,657	95,737	84,529
Onboard and other	28,137	37,556	33,113	45,031	32,088

Net Cruise Costs	$216,165	$268,212	$249,330	$265,669	$271,746

Capacity Days	1,643,584	1,894,548	1,662,686	1,927,226	1,938,544
Gross Cruise Costs per Capacity Day	$189.40	$207.31	$212.97	$210.89	$200.34
Net Cruise Costs per Capacity Day	$131.52	$141.57	$149.96	$137.85	$140.18

Non-GAAP Financial Measures (continued)
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Six months	Nine months
	ended	ended	Year ended
	June 30,	September 30,	December 31,
	2005	2005	2005
Passenger ticket revenues	$527,487	$895,354	$1,184,480
Onboard and other revenues	195,357	322,471	431,674

Total revenues	722,844	1,217,825	1,616,154

Less:
Commissions, transportation and other	138,652	234,389	318,918
Onboard and other	61,250	106,281	138,369

Net revenues	$522,942	$877,155	$1,158,867

Capacity Days	3,306,270	5,233,496	7,172,040
Gross Yields	$218.63	$232.70	$225.34
Net Yields	$158.17	$167.60	$161.58
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Six months	Nine months
	ended	ended	Year ended
	June 30,	September 30,	December 31,
	2005	2005	2005
Total cruise operating expenses	$554,255	$902,574	$1,234,957

Marketing, general and administrative expenses	111,142	169,260	225,240

Gross Cruise Costs	665,397	1,071,834	1,460,197

Less:
Commissions, transportation and other	138,652	234,389	318,918
Onboard and other	61,250	106,281	138,369

Net Cruise Costs	$465,495	$731,164	$1,002,910

Capacity Days	3,306,270	5,233,496	7,172,040
Gross Cruise Costs per Capacity Day	$201.25	$204.80	$203.60
Net Cruise Costs per Capacity Day	$140.79	$139.71	$139.84

Note to Non-GAAP Financial Measures
Terminology and Non-GAAP Financial Measures
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields represent total revenues per Capacity Day.
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. We utilize Net Yields to manage our business on a day-to-day basis and believe that it is the most relevant measure of our pricing performance and is commonly used in the cruise industry to measure pricing performance.
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance and is commonly used in the cruise industry as a measurement of costs.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer